UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

NuStar GP Holdings, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

67059L102

(CUSIP Number)

William E. Greehey

19003 IH-10 West

San Antonio, Texas 78257

(210) 918-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided on a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67059L102

1	Name of Reporting Person William E. Greehey

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF (please see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,908,109 units(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,908,109 units(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,915,104 units(1),(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.8%

14	Type of Reporting Person IN

(1) This number includes 345,889 Units purchased by WLG Holdings, LLC, a Texas limited liability company of which the Reporting Person is the sole Manager and over whose Units the Reporting Person retains sole voting and dispositive power.

(2) Includes 6,995 NuStar GP Holdings, LLC Units granted subject to restrictions.  Of these restricted Units: 3,991 Units vest in equal increments over a three-year period beginning on November 16, 2016; 1,153 Units vest on December 16, 2016; 925 Units vest on December 19, 2016; and 926 Units vest on December 19, 2017.

Item 1.                                 Security and Issuer

This Amendment No. 7 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 14, 2006, as amended on January 4, 2007, August 10, 2007, January 14, 2008, February 9, 2009, December 28, 2012 and August 28, 2015 (together, “Schedule 13D”), and is being filed by William E. Greehey (the “Reporting Person”).  This Amendment No. 7 relates to the units representing limited liability company interests (the “Units”) of NuStar GP Holdings, LLC, a Delaware limited liability company (the “Company”), which has its principal executive offices at 19003 IH-10 West, San Antonio, Texas 78257.  This amendment is being filed to update the Reporting Person’s position following the purchase of additional Units. This Amendment No. 7 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D.

Item 2.                                 Identity and Background

(a)                                           The name of the Reporting Person is William E. Greehey.

(b)                                           The Reporting Person’s address is 19003 IH-10 West, San Antonio, Texas 78257.

(c)                                            The Reporting Person serves as Chairman of the Board of the Company, as well as Chairman of the Board of NuStar GP, LLC.  The principal address of the Company and NuStar GP, LLC is 19003 IH-10 West, San Antonio, Texas 78257.

(d)                                           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                            During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                             The Reporting Person is a citizen of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration

As set forth on Appendix 1, from May 3, 2016 through May 5, 2016, the Reporting Person acquired an aggregate of 100,000 Units of the Company in a series of transactions in the open market for a total consideration, before broker commissions, of $2,519,085.80.  The Reporting Person used personal funds to pay for the Units he acquired in these transactions.

Item 4.                                 Purpose of Transaction

The Reporting Person acquired the Units reported herein solely for the purpose of investment.  The Reporting Person may make additional purchases of Units, either in the open market or in private transactions, depending on the Company’s business, prospects and financial condition, the market for the Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.                                 Interest in Securities of the Issuer

(a)                                           There were 42,931,242 Units outstanding as of April 30, 2016.  After giving effect to the transactions described above, the Reporting Person is deemed to be the beneficial owner of 8,915,104 Units, which represents 20.8% of the total issued and outstanding Units of the Company.  The above amount includes 6,995 Units of the Company granted subject to restrictions.  Of these restricted Units: 3,991 Units vest in equal increments over a three-year period beginning on November 16, 2016; 1,153 Units vest on December 16, 2016; 925 Units vest on December 19, 2016; and 926 Units vest on December 19, 2017.

(b)                                           The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition over, 8,908,109 Units.

(c)                                            In the 60 days ending on May 5, 2016, the Reporting Person purchased Units as set forth on Appendix 1, which were purchased in the open market and not previously reported on any Schedule 13D filing.

(d)                                           The Reporting Person will have the right to receive distributions from, the power to direct the receipt of distributions from and the right to receive the proceeds from the sale of the Units reported by such person on this Schedule 13D.

(e)                                            Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 27, 2015, the Reporting Person formed WLG Holdings, LLC, a Texas limited liability company (“WLG”), for the purpose of, among other things, acquiring, owning and managing Units of the Company for investment. The Reporting Person is the sole Manager of WLG and retains sole voting and dispositive power over the Units owned by WLG (the “WLG Units”). In the event that the Reporting Person ceases to be the sole Manager of WLG or otherwise ceases to have the power to direct the management and policies of WLG or ceases to control (directly or indirectly) the voting or disposition of the WLG Units, that certain Conditional Irrevocable Proxy entered into by WLG on October 30, 2015 (the “Proxy”) becomes effective, which delegates voting power over the WLG Units to certain officers appointed by the Board of Directors of the Company. The Proxy terminates upon the earlier of (i) WLG ceasing to own any Units of the Company and (ii) October 30, 2025. The Proxy is filed as Exhibit 99.1 to this Schedule 13D.

Item 7.                                 Material to be Filed as Exhibits

Exhibit Number	Exhibit
Exhibit 99.1	Conditional Irrevocable Proxy of WLG Holdings, LLC dated October 30, 2015

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2016

/s/ WILLIAM E. GREEHEY
William E. Greehey

Appendix 1

Transaction Date	Units Acquired(1)	Weighted Average Price Per Unit(2)	Price Range
5/03/2016	21,958	$24.2901	$24.25 - $24.63
5/04/2016	62,285	$25.50396	$24.80 – $26.00
5/05/2016	15,757	$25.20841	$24.75 - $26.00

(1) The Units acquired were purchased by WLG, and the Reporting Person retains sole dispositive and voting power over these Units.

(2) The price reported in this column is a weighted average purchase price. The units were purchased in multiple transactions at price ranges set forth in the table above. Upon request from the Securities and Exchange Commission, the issuer or a unitholder of the issuer, full information regarding the number of units purchased at each separate price will be made available.